UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

October 01, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

Redemption of $350,000,000 5.150% Notes due 2027

Smith & Nephew plc

Notice of Redemption Price

 $350,000,000 5.150% Notes due 2027 (CUSIP: 83192PAC2, ISIN: US83192PAC23) (the “Securities”)

October 1, 2026. Smith & Nephew plc (the “Issuer”) announces that it has issued a notice of redemption price following the notice of redemption dated September 18, 2026 related to the redemption of the entire outstanding principal amount of the Securities pursuant to the terms of the Indenture dated October 14, 2020 (the “Indenture”) governing the Securities between the Issuer and The Bank of New York Mellon, London Branch (the “Trustee”).

The outstanding Securities will be redeemed on October 5, 2026 (the “Redemption Date”) at a redemption price equal to 100.245% which is $1002.45 per $1,000 principal amount of the Securities (the “Redemption Price”).  Accrued and unpaid interest on the principal amount of the Securities to be redeemed up to (but excluding) the Redemption Date is $2.15 per $1,000 principal amount of the Securities.  Accordingly, the amount to be paid to holders of the Securities on the Redemption Date shall equal $1004.60 per $1,000 principal amount of the Securities (the “Redemption Payment”).

From and after the Redemption Date, the Securities will cease to bear interest, and the only remaining right of holders of the Securities called for redemption will be to receive payment of the Redemption Payment.

For all purposes of the Indenture, the Securities called for redemption will be deemed to be no longer outstanding from and after the Redemption Date.

For further information in relation to the redemption of the Securities, please contact:

Group Treasury:
Adam Richford
Group Treasurer
Telephone: +44 01923 477 100

Smith+Nephew Forward-looking Statements

This announcement contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organization to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; effects of AI use and deployment; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F for the year ended December 31, 2025 and interim financial statements on Form 6-K for the six months period ended June 27, 2026, which are available on the SEC’s website at www. sec.gov and the Offer to Purchase, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. The Company can give no assurance that any goal or plan set forth in the Company’s forward-looking statements will be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: October 01, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary